UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THE LAUNCH OF THE NEW WELDED MESH PRODUCTION LINE IN MOSCOW
REGION

Moscow, Russia – May 18, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the launch of welded mesh production by its Mechel Service OOO service and sales subsidiary in Moscow
Region.
In the beginning of May 2009, Mechel Service has commissioned an automated line to manufacture welded meshes in the Town of Vidnoye, Moscow Region. The production was set up on the territory of a reconstructed workshop of Mechel’s
Moscow Coke and Gas Plant OAO. The procedure of certification of the product has already been completed thus enabling Mechel Service OOO to supply the product to the market immediately.
Mechel Service’s project of welded mesh production in Moscow Region has been launched in line with Mechel Service’s the program of expansion and development of its production and warehouse network in the regions of its presence. The new equipment comprises an automated line designed to manufacture meshes with the mesh cell size from 50 mm to 300 mm. The size of the finished products may vary from 250 mm х 1,200 mm to 2,400 mm х 6,000 mm. VR-1 grade wire and cold deformed rebars of 2.8 mm -8.0 mm diameter produced at Mechel OAO’s subsidiaries will be used as feedstock. The line production capacity is up to 1,200 tonnes per month depending on the feedstock characteristics and required size of finished products.
Commissioning of Mechel Service’s mesh production will enable the company to expand its mix of marketable metal products and reach a new level of quality in servicing its end consumers. Construction companies of Moscow and Moscow Region will be the main off-takers of the welded meshes. High quality of products manufactured by Mechel Service is confirmed by the Certificate of
Mosstroycertification, the Moscow system of voluntary certification in construction industry.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 18, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO